Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

July 11, 2018

VIA:     EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Frank Pigott, Esq.

RE:	urban-gro, Inc.; Registration Statement on Form S-1/A Filed May 15, 2018 SEC File No. 333-224948

Dear Mr. Pigott:

Filed electronically on behalf of urban-gro, Inc. (the “Registrant” or “Company”) is Amendment No. 1 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of June 11, 2018. This letter describes the Registrant’s response to each comment and the location in the Amendment where the changes have been made. All references to page numbers are to the redlined Amendment that has been forwarded to you under separate cover.

Form S-1, filed May 15, 2018

General

(Page 1)

1. The Amendment includes updated financial statement and notes as required by Rule 8-08 of Regulation S-X. See pages 80-103.

Selling Stockholders

(Page 13)

2. Pursuant to that phone conversation between us on July 5, 2018, the disclosure in the Amendment has been enhanced to indicate that if the Selling Shareholders sell all of their shares being offered, they will thereafter own no shares of the Company’s Common Stock. See page 27.

Management’s Discussion and Analysis of Financial Condition…

(page 17)

3. The disclosure in the Amendment has been enhanced to provide greater detail as to the reasons for the increases and decreases in the Registrant’s results of operations and future prospects. See pages 34-38.

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Liquidity and Capital Resources

(page 18)

4. Disclosure in the Liquidity and Capital Resource section of MD&A included in the Amendment has been added in response to the staff’s comment. Please see page 38.

5. The relevant $300,000 note has been included as exhibit in the Amendment. There is no loan agreement.

Description of Business

(page 21)

6. The Amendment contains a discussion of the Company’s sources and availability of raw materials. See page 46.

Growth by Acquisitions

(Page 27)

7. Pursuant to that conversation between the undersigned and Ms. McConnell, additional disclosure advising that the Company has no definitive agreement to acquire any other entity has been included in the Amendment. See page 58.

Competition

(page 28)

8. The disclosure in the Amendment has been revised to more fully explain the Registrant’s competitive position in the industry. See page 59.

Soleil Light Fixtures

(page 31)

9. Disclosure has been updated throughout the registration statement to insure that all information is current. See pages 48-50.

Executive Compensation

(page 34)

10. The Amendment includes all information required by Item 402(r) of Regulation S-K. See page 69.

Stock Plan

(page 34)

11. As previously disclosed, only one option has been issued under the Company’s Stock Plan, to an employee. Further, while there are current situations where employee stock has yet to vest, no executive officer or director of the Company has been granted any stock options either in or outside of the Plan and there are no shares awarded to any executive officer that are subject to any vesting period. The Amendment includes similar disclosure at page 69.

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Certain Relationships and Related Transactions

(page 36)

12. A copy of the $200,000 note issued by Bravo to the Company is included as an exhibit in the Amendment.

13. The names of the executive officers of the Company who are associated with Bravo Lighting have been included in the Amendment. See page 73.

Financial Statements

Statement of Operations

(page F-4)

14. The relevant disclosure in the Amendment, including the Company’s financial statements, have been revised to reflect the Company’s earnings (loss) per share to retro-actively reflect as outstanding the shares issued upon conversion of the LLC to a corporation. However, the Amendment has not incorporated this information into the table on page 2 as referenced in the staff’s applicable comment because the information applicable to December 31, 2016 is no longer required in this section. See pages 82 and 107, as well as other locations throughout the Prospectus.

Note 6 – Investment

(page F-13)

15. The purchase of 5% Edyza was accounted for using the cost method for investments. This method was selected because the investment does not have a readily determinable fair market value. No observable price change is determinable. The value was determined by taking the cost less impairment. Impairment is measured at each quarter end. No impairment was noted as of March 31, 2018. Additionally, the agreement assigned the Company the ownership and global rights to two patents. The value of the patents is comprised of legal fees relating to patent work. No additional value has been assigned to the patents.

Note 8 – Accrued Expenses

(page F-14)

16. The disclosure in Note 8 to the March 31, 2018 financial statements included in the registration statement includes all of the requested disclosure on this issue. It is note that none of the payment plans extend for greater than 12 months. All of these obligations are included in accrued expenses.

Note 9- Notes Payable and Current Portion of Notes Payable

(page F-14)

17. Note 9 in the March 31, 2018 includes all of the information referenced in the staff’s comment. See page __.

Note 10 – Commitments and Contingencies

(page F-15)

18. There are no legal proceedings for which management believes the ultimate outcome would have a material adverse effect on the Company’s results of operations and cash flows. Applicable disclosure is included in the Amendment at pages 96-97.

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Note 14 – Income Taxes

(page F-17)

19. Note 14 includes the disclosures required by ASC 740-10-50, including those subsections referenced in the staff’s letter. See page 102.

Note 16 – Subsequent Events

(page F-17)

20. The purchase of 5% of Total Grow Controls was accounted for using the cost method for investments. This method was selected because the investment does not have a readily determinable fair market value. No observable price change is determinable. The value was determined by taking the cost less impairment. Impairment is measured at each quarter end. No impairment was noted as of March 31, 2018.

21. The Subsequent Event note to the Financial Statements provides disclosure on the date on which subsequent events were evaluated. See page 103.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your continued cooperation. If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm

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